October 5, 2007

United States Securities and

 Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention: Gary Newberry

Dear Gary,

As per our conversation on October 5, 2007, I am providing an update as to the Company’s progress on reviewing the comments and questions provided in your September 28, 2007 fax. We are currently viewing with staff and our auditors some of the comments and will require a bit more time to complete the changes on the property area since our Geologist is currently in the field in Peru.

As we discussed, a date of October 29, 2007 the Company will be able to provide the revisions and information required to satisfy all the outstanding comments by that time.

If you have any further questions please contact me at the above numbers.

Sincerely,

         “Cheryl Messier”

Cheryl Messier

CFO